SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Wenjie Xiao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 111,647,199 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 111,647,199 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,647,199 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 34.0%
12	Type of Reporting Person IN

(1)                                 Represents 1,000,000 Class A ordinary shares that Mr. Wenjie Xiao may purchase upon exercise of options within 60 days after December 31, 2017 and 110,647,199 Class B ordinary shares directly held by Installment Payment Investment Inc., a company incorporated in the British Virgin Islands and controlled by The JX Chen Family Trust. The beneficiaries of The JX Chen Family Trust are Mr. Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Name of Reporting Person The JX Chen Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,647,199 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 110,647,199 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,647,199 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.8%
12	Type of Reporting Person OO

(2)                                 Represents 110,647,199 Class B ordinary shares directly held by Installment Payment Investment Inc. Installment Payment Investment Inc. is controlled by The JX Chen Family Trust. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

1	Name of Reporting Person Installment Payment Investment Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,647,199 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 110,647,199 (3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,647,199 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 33.8%
12	Type of Reporting Person CO

(3)                                 Represents 110,647,199 Class B ordinary shares directly held by Installment Payment Investment Inc. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 1(a).	Name of Issuer: LexinFintech Holdings Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, People's Republic of China

Item 2(a).	Name of Person Filing: (i) Wenjie Xiao, (ii) The JX Chen Family Trust, and (iii) Installment Payment Investment Inc. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Wenjie Xiao

c/o 27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518052

People's Republic of China

The JX Chen Family Trust

2/F., The Grand Pavilion Commercial Centre

802 West Bay Road

P.O. Box 10338, KY1-1003, Grand Cayman

Cayman Islands

Installment Payment Investment Inc.

c/o 27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518052

People's Republic of China

Item 2(c)	Citizenship: Wenjie Xiao - People Republic of China The JX Chen Family Trust – Cayman Islands Installment Payment Investment Inc. - British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.0001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
528877 103

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Wenjie Xiao	111,647,199	(1)	34.0	%(2)	83.6	%(3)	111,647,199	(1)	0	111,647,199	(1)	0
The JX Chen Family Trust	110,647,199	(4)	33.8	%(2)	83.6	%(3)	110,647,199	(4)	0	110,647,199	(4)	0
Installment Payment Investment Inc.	110,647,199	(4)	33.8	%(2)	83.6	%(3)	110,647,199	(4)	0	110,647,199	(4)	0

(1)              Represents 1,000,000 Class A ordinary shares that Mr. Wenjie Xiao may purchase upon exercise of options within 60 days after December 31, 2017 and 110,647,199 Class B ordinary shares directly held by Installment Payment Investment Inc., a company incorporated in the British Virgin Islands and controlled by The JX Chen Family Trust. The beneficiaries of The JX Chen Family Trust are Mr. Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)              The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 327,718,139 ordinary shares (being the sum of 217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares) of the Issuer outstanding as of December 31, 2017.

(3)              For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.  Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)              Represents 110,647,199 Class B ordinary shares directly held by Installment Payment Investment Inc., a company incorporated in the British Virgin Islands and controlled by The JX Chen Family Trust.  Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

WENJIE XIAO

/s/ Wenjie Xiao

THE JX CHEN FAMILY TRUST

By:	/s/ Choi Kin Wai
/s/ Ho Suk Ching
Name:	Choi Kin Wai / Ho Suk Ching
on behalf of TMF (Cayman) Ltd.
Title:	Trustee

INSTALLMENT PAYMENT INVESTMENT INC.

By:	/s/ Wenjie Xiao
Name:	Wenjie Xiao
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement